Exhibit 23.3

Consent of Independent Public Accounting Firm

We hereby consent in the Registration Statement of Chanticleer Holdings, Inc. on Form S-4 (to be filed on or about November 27, 2019) to the use of our report dated October 4, 2019 with respect to the balance sheets of Relief Therapeutics SA as of December 31, 2018 and 2017, and the related statements of comprehensive income, cash flows, and changes in equity, and the related notes to the financial statements for the years ended December 31, 2018 and 2017, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the Registration Statement.

Our report dated October 4, 2019 includes an explanatory paragraph that states that Relief Therapeutics SA has suffered recurring losses and has a net capital deficiency.

/s/ Mazars SA /s/ Franck Paucod, Swiss CPA /s/ Daphné Naef, Swiss CPA

Geneva, Switzerland
November 27, 2019